TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):   February 19, 2002

TRW Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	1-2384	34-575430
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1900 Richmond Road, Cleveland, OH	44124
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   (216) 291-7000

(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Events

   On February 19, 2002, TRW Inc. (the "Company") issued a press release announcing the resignation of David M. Cote as Chairman, President and Chief Executive Officer. In the press release, the Company announced that it has established a Chief Executive Office to direct the Company while it seeks a permanent successor. In addition, the Company reaffirmed the earnings guidance that the Company provided in its January 24, 2002 earnings conference call. A copy of the press release is attached as Exhibit 99 and is incorporated herein by reference.

Item 7. Financial Statements and Exhibits

   (a) Not applicable.

   (b) Not applicable.

   (c) Exhibits.

      (99) Press release issued by TRW Inc., dated February 19, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Inc.

Date: February 19, 2002   By: /s/ W. B. Lawrence

W. B. Lawrence
Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(99)	Press release issued by TRW Inc., dated February 19, 2002.